

Investor Update

As of September 30, 2017

Forward-Looking Statements

Forward-looking statements made in this presentation involve a number of risks and uncertainties, but not limited to:

• the outcome of proceedings alleging violations of state or Federal False Claims Acts	• our ability to increase patients served at our renovated centers
• our ability to successfully integrate the operations of our new nursing centers in Alabama and Mississippi, as well as successfully operate all of our centers	• laws and regulations governing quality of care or other laws and regulations applicable to our business including laws governing reimbursement from government payers
• changes in governmental reimbursement	• changes in occupancy rates in our centers
• the impact of the recently adopted federal health care reform or any future healthcare reform	• changes in anticipated revenue and cost growth and the anticipated results of operations
• any increases in the cost of borrowing under our credit agreements	• our ability to comply with covenants contained in those credit agreements
• our ability to renew real estate investment trust leases under reasonable terms	• the accuracy of our estimate of our anticipated professional liability expense
• the outcome of professional liability lawsuits and claims	• our ability to control ultimate professional liability costs
• the costs of investing in our business initiatives and development	• Our ability to control costs
• the impact of future licensing surveys	• the effect of changes in accounting policies
• changing economic and competitive conditions	• changes to our valuation of deferred tax assets

as well as other risk factors detailed in the Company's Securities and Exchange Commission filings. The Company has provided additional information in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as well as in other filings with the Securities and Exchange Commission, which readers are encouraged to review for further disclosure of other factors that could cause actual results to differ materially from those indicated in the forward-looking statements.

DIVERSICARE HEALTHCARE SERVICES, INC.

2

Non-GAAP Information

This presentation contains certain non-GAAP financial measures, including, EBITDA, Adjusted EBITDA and Adjusted EBITDAR. EBITDA is a non-GAAP financial measure which consists of net (loss) income before interest, income taxes, and depreciation and amortization. Adjusted EBITDA, also a non-GAAP financial measure, is EBITDA adjusted to add back non-recurring items such as (i) acquisition related costs, (ii) lease termination costs and (iii) gain on the sale of an unconsolidated affiliate. Adjusted EBITDAR is Adjusted EBITDA adjusted to add back lease expense. Our presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. Because non-GAAP financial measures presented in this presentation are not measurements determined in accordance with GAAP and are susceptible to varying calculations, these non-GAAP financial measures, as presented, may not be comparable to other similarly titled measures presented by other companies.

Diversicare believes that these non-GAAP financial measures facilitate making period-to-period comparisons and are meaningful indications of its operating performance. We have also presented Adjusted EBITDA in this presentation because we believe it is useful to provide investors and other users of our financial statements this performance measure to align with how management assesses our results of operations.

A reconciliation of these non-GAAP measures to the most directly comparable GAAP measure is included in the attached Appendix A to this presentation.

DIVERSICARE
HEALTHCARE SERVICES, INC.

Investment Highlights

Leading Skilled Nursing Provider

Compelling Demographic Trends

Management's Strategic Vision Yielding Results

Improving Patient Quality Measures, Census And Skilled Mix

Demonstrated Ability To Grow And Enhance Portfolio

Positively Trending Financial Results

DIVERSICARE
HEALTHCARE SERVICES, INC.

Executive Leadership

Kelly Gill
CEO, President & Director

- Joined Diversicare in **2010**

- **25 Years+** of experience in the LTC industry

- Previous senior leadership positions at:
  - Beverly
  - Living Centers of America
  - Skilled Healthcare

- SNF – Rehab - Hospice

Jay McKnight
Chief Financial Officer

- Joined Diversicare in **2012**

- **10+ Years** of senior finance positions in the healthcare industry

- Previous senior leadership positions at:
  - NuscriptRX
  - Take Care Health Systems
  - I-TRAX, Inc. (CHD Meridian)

Leslie Campbell
Chief Operating Officer

- Joined Diversicare in **2012**

- **20+ years** of experience in the LTC industry

- Previous senior leadership positions at:
  - Golden Living

- Licensed Physical Therapist

- Licensed Nursing Home Administrator

Diversicare at a Glance

- 2016 YTD Revenue $291.1M – 2017 YTD Revenue $430.4M; 47.9% Growth
- Currently – 76 SNFs, 1 ALF – 8,457 Licensed Skilled Nursing Beds – 10 States
- Headquartered in Brentwood, TN


NE
IA
PA
OH
(5)
IN
(1)
IL
CO
KS (6)
MO
(3)
WV
VA
KY (13)
TN (5)
NC
OK
AR
SC
MS
(9)
AL
(20)
GA
TX (13)
LA
FL
(1)

DIVERSICARE HEALTHCARE SERVICES, INC.

Company Profile

- Public Company since 1994

- NASDAQ Listed Company Symbol: DVCR

- Added to Russell Microcap Index in 2014

- 52 week range $8.40 – $12.82

- Historically paid $0.22 annual dividend

- Headquartered in Brentwood, TN

DIVERSICARE
HEALTHCARE SERVICES, INC.

Long Term Care Industry Overview

- Compelling Demographic Trends
- High Quality Clinical Outcomes
- Relative Low Cost of Care
- Risks to the Industry and the Company

DIVERSICARE
HEALTHCARE SERVICES, INC.

Compelling Industry Demographics

Stable Supply

Number of Skilled Nursing Facilities



Rising Demand

Age 65+ Population (in millions)



Sources: AHCA, CMS OSCAR Data and US Census Bureau, US Administration on Aging

Compelling Industry Demographics

- **Long term care spending continues to increase**
  - Medicare and Medicaid expenditures for SNFs expected to grow **65%** from 2015 to 2025
  - Annual spending on older adults is expected to increase **250%** by 2040



Medicare and Medicaid SNF Spending
(in billions)

Sources: Medpac and US HHS Department

Relative Cost Per Case of Treatment Across Post-Acute Care Providers



SNFs are recognized as high quality, low cost provider of institutional post-acute care

Sources: Medpac and US HHS Department

Risks to the Industry and the Company

A number of risks may impact the Industry in general and the Company in particular, including litigation risks and Government reimbursement/regulation risks.

Litigation Risks include:

- The provision of health care services results in numerous professional liability claims. As of September 30, 2017, the Company had 71 professional liability lawsuits pending against it, many of which are substantially self-insured; thus, the Company has significant potential professional liability exposure.

- The Industry is subject to extensive regulatory scrutiny and lawsuits alleging violations of the False Claims Act. The Company is currently defending an investigation relating to its therapy services arising from a false claims lawsuit and an investigation related to the completion of preadmission evaluation forms required by the Tennessee Medicaid Program.

- The Company is the subject of a purported class action lawsuit against one of its former Arkansas facilities seeking damages for alleged chronic understaffing.

Risks to the Industry and the Company

Government Reimbursement Risks include:

- In recent years, there have been initiatives on the federal and state levels for comprehensive reforms affecting the availability, payment and reimbursement of healthcare services in the United States. The Industry is subject to ongoing health care reform which is likely to continue to affect the provision of healthcare services and may require changes in the way the Company conducts its business.

- The Industry, as well as the Company, is primarily dependent upon reimbursement from third-party payors, including the Medicare and Medicaid programs. Significant reductions in the reimbursements provided by these programs and other changes have been proposed that would, if implemented, negatively impact the Company's net revenues, net income and cash flows.

- The health care industry is subject to numerous laws and regulations of federal, state and local governments. These laws and regulations include, but are not necessarily limited to, matters such as licensure, accreditation, government health care program participation requirements, protection of patient health information, reimbursement for patient services, quality of patient care and Medicare and Medicaid fraud and abuse. The Company must comply with these increased regulations in order to qualify for reimbursement under Medicare and Medicaid Programs.

DIVERSICARE
HEALTHCARE SERVICES, INC.

Company Overview

- Mature Company
- Provides a full spectrum of post-acute healthcare services
- Robust operating platform capable of significant growth expansion

DIVERSICARE
HEALTHCARE SERVICES, INC.

Key Strategic Accomplishments



Retooling: Areas of Focus

Platform Development

Operational Improvement

Facility Renovations

Expanded Focus Now On Portfolio Growth

Launched Q3 2010

Today

Investments made in internal improvements and scalability position Diversicare for external growth

DIVERSICARE
HEALTHCARE SERVICES, INC.

Platform Development and Operational Improvements

 **Implement an Electronic Medical Record (EMR) Solution**

 **Centralization of Key Processes**

 **People – Processes – Resources**

<u>Completed</u> – Company repositioned for rapid growth

Key Results and Outcomes

- Improved Quality Measures
- Improved patient mix and reimbursement rates
- Improved operating and G&A leverage
- Demonstrated growth through acquisitions

DIVERSICARE
HEALTHCARE SERVICES, INC.

Results for All Centers: **5 Star Quality Measures** Relative to For-Profit Peer Group



Diversicare is an industry leader in **5 Star Quality Measures** outcomes.

DIVERSICARE
HEALTHCARE SERVICES, INC.

Results: Rate Increases Driven By Higher Acuity

- **Medicare rate growth driven by acuity**
- **17.4% Increase from FY10 Q3 to FY17 Q3**
- **3.8% CAGR**



Medicare Rate Per Day

A – Resulting from a 2% decrease in rates as a result of sequestration beginning April 1, 2013.

Results: Rate Increases Driven By Higher Acuity

- **Medicaid rates driven by acuity**
- **18.8% Increase from FY10 Q3 to FY17 Q3**
- **4.1% CAGR**



Medicaid Rate Per Day

Results: Growth in Operated Facilities



- Our ability to integrate facilities onto our platform is proven by our growth and early accretion of new facilities.
- We acquired 22 facilities in the fourth quarter of 2016.
- On July 1, 2017, we acquired a facility located in Selma, Alabama.

Results: Impact Of New Centers

Acquisitions are Accretive to earnings within a quarter of acquisitions date – the exceptions being development opportunities like new construction, major renovations, etc.

Demonstrated **Platform Scalability** by successful integration of new facilities

New Facility Integration, including EMR, implemented during the first quarter of operations at new facilities

DIVERSICARE
HEALTHCARE SERVICES, INC.

Results: Revenue Impact of Acquisitions



Quarterly Revenue

* For the purposes of this chart, the "same-store group" represents all centers operated by the Company prior to January 1, 2015.

Results: New Centers and Same-Store

Q3 2017 vs. Q3 2016	Revenue		Operating Expense		Operating Profit	
(in millions)	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016
2016 Acquisitions (22)	$ 47,244	$ -	$ 37,355	$ -	$ 9,889	$ -
2017 Acquisitions (1)	2,244	-	1,863	-	381	-
Total for all acquisitions	49,488	-	39,218	-	10,270	-
Same-store group*	96,889	97,313	78,886	79,441	18,003	17,872
Consolidated total	$ 146,377	$ 97,313	$ 118,104	$ 79,441	$ 28,273	$ 17,872

2017 YTD vs. 2016 YTD	Revenue		Operating Expense		Operating Profit	
(in millions)	2017 YTD	2016 YTD	2017 YTD	2016 YTD	2017 YTD	2016 YTD
2016 Acquisitions (22)	$ 138,904	$ -	$ 108,814	$ -	$ 30,090	$ -
2017 Acquisitions (1)	2,244	-	1,863	-	381	-
Total for all acquisitions	141,148	-	110,677	-	30,471	-
Same-store group*	289,279	291,063	231,260	157,003	58,019	134,060
Consolidated total	$ 430,427	$ 291,063	$ 341,937	$ 157,003	$ 88,490	$ 134,060

*Same-Store group represents all nursing centers acquired by the Company prior to January 1, 2016.

Results: Revenue Growth and Operating Leverage

- Continued Company-wide cost reduction efforts in place
  - o Diligent vendor management and product selection criteria
  - o Centralized purchasing functions drive consistency through all facilities
  - o Revenue and operating expenses increased in the fourth quarter due to the acquisition of 22 new centers



Revenue and Facility-Level Operating Profit

Results: G&A Leverage

- Continued G&A reduction efforts in place
  - Right-sized overhead structure for new portfolio
  - Centralized core functions to leverage skilled teams
- Savings from G&A reductions funded strategic investments



G&A Expense as a % of Revenue

A –G&A expenses increased in the third quarter of 2016 due to preparation for our acquisition activity of 22 centers in the fourth quarter.

Current Areas of Focus

- Continuous quality improvement
- Enhancing existing portfolio
- Growth through accretive acquisitions

DIVERSICARE
HEALTHCARE SERVICES, INC.

Continue to Enhance Existing Portfolio

Continuous improvement of Quality Measures

Continue to drive volume of patients served

Improve skilled mix / provide high-acuity services

Ongoing renovations of existing facilities

DIVERSICARE
HEALTHCARE SERVICES, INC.

Portfolio Growth

Achieved goal of doubling the size of the Company in 3 years

Target: 5-10 new facilities per year

Active acquisition pipeline

Expanded operating infrastructure = Scalability

Structure flexibility = Several sources of financial capacity

DIVERSICARE
HEALTHCARE SERVICES, INC.

Flexible Structure Broadens Pipeline

Acquisition Types		2010	Today
Fee-Simple Acquisitions	• Full Ownership Of Assets • Participate In Value Appreciation • Enhance Facility Ownership	20%	24%
Assumption of Long-Term Operating Leases	• Minimal Capital Required • Leverage Turnaround Capabilities • Leverage Strong REIT Relationships	80%	76%

DIVERSICARE
HEALTHCARE SERVICES, INC.

Summary

- Improved operational and financial results
- Attractive investment dynamics
- Repositioned for the future

DIVERSICARE
HEALTHCARE SERVICES, INC.

Key Financial and Operating Statistics

	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016
Average Daily Census	6,854	6,749	6,770	6,402	4,592
Total Average Daily Census – Medicare & Managed Care	994	1,053	1,065	938	684
Skilled Mix %	14.5%	15.6%	15.7%	14.6%	14.9%
Occupancy (Available Beds)	84.7%	83.5%	80.1%	80.3%	80.4%
Medicare Rate Per Day	$455.95	$453.02	$451.26	$458.47	$455.69
Medicaid Rate Per Day	$176.26	$173.92	$173.75	$173.05	$169.51
Revenue (Millions)	$146.4	$142.6	$141.5	$135.0	$97.3
Facility Level Operating Profit	$28.3	$29.4	$30.8	$28.5	$17.9
G&A % of Revenue	5.5%	5.8%	6.3%	6.8%	7.6%
Net Income (Loss)	$(0.6)	$0.4	$1.3	$1.4	$(1.0)
Adjusted EBITDAR	$17.6	$18.6	$19.3	$18.4	$9.1
Adjusted EBITDA	$3.9	$4.8	$5.5	$6.0	$2.2

DIVERSICARE
HEALTHCARE SERVICES, INC.

Investment Highlights

Leading Skilled Nursing Provider

Compelling Demographic Trends

Management's Strategic Vision Yielding Results

Improving Patient Quality Measures, Census And Skilled Mix

Demonstrated Ability To Grow And Enhance Portfolio

Positively Trending Financial Results

DIVERSICARE
HEALTHCARE SERVICES, INC.

Appendix A: Reconciliation of Net Income to Adjusted EBITDA and Adjusted EBITDAR

	Q3 2016 (Unaudited)		Q4 2016 (Unaudited)		Q1 2017 (Unaudited)		Q2 2017 (Unaudited)		Q3 2017 (Unaudited)
Net income (loss)	$	(975)	$	1,425	$	1,333	$	353	$	(580)
Loss (income) from discontinued operations, net of tax		17		13		15		28		(1)
Income tax provision (benefit)		(495)		804		862		134		(345)
Interest expense		1,201		1,373		1,483		1,541		1,668
Depreciation and amortization		1,992		2,237		2,487		2,620		2,988
EBITDA		1,740		5,852		6,180		4,676		3,730
EBITDA adjustments:										
Acquisition related costs (a)		438		1,492		85		133		72
Lease termination costs (b)		-		-		-		-		(180)
Hurricane costs (c)		-		-		-		-		232
Gain on sale of unconsolidated affiliate (d)		-		(1,366)		(733)		-		-
Adjusted EBITDA		2,178		5,978		5,532		4,809		3,854
Add: lease expense		6,865		12,393		13,743		13,763		13,791
Adjusted EBITDAR	$	9,043	$	18,371	$	19,275	$	18,572	$	17,645

(a) Represents non-recurring costs associated with acquisition-related transactions.
(b) Represents non-recurring lease termination receipts, net of expenses, related to the termination of the Carthage, Mississippi operating lease in September 2017.
(c) Represents non-recurring hurricane costs related to Hurricanes Harvey and Irma during the third quarter 2017..
(d) Represents non-recurring gain on the sale of an unconsolidated affiliate sold in November 2016.

DIVERSICARE
HEALTHCARE SERVICES, INC.